Condensed Consolidated Financial Statements
June 30, 2015
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
		2015	2014	2015	2014
	Note

Revenues	3	103,251	107,307	165,086	212,303
Cost of sales	4
Production costs		(76,984)	(80,642)	(136,490)	(166,199)
Depletion and amortization		(12,257)	(13,331)	(22,565)	(23,983)
Earnings from mining operations		14,010	13,334	6,031	22,121

General and administrative		(4,483)	(2,920)	(9,226)	(7,994)
Exploration and evaluation		(271)	(2,484)	(535)	(4,232)
Gain (loss) on derivatives	5	(773)	(4,161)	11,012	(3,079)
Other income (expenses)		594	344	865	1,429
Write-down of marketable securities		-	(419)	-	(419)
Income (loss) before financing costs and income taxes		9,077	3,694	8,147	7,826

Finance expenses	6	(6,247)	(6,535)	(12,609)	(13,182)
Finance income		167	942	824	2,064
Foreign exchange gain (loss)		3,461	5,784	(18,145)	(2,308)
Income (loss) before income taxes		6,458	3,885	(21,783)	(5,600)

Income tax recovery (expense)	7	(2,441)	(1,257)	594	(920)
Net income (loss) for the period		4,017	2,628	(21,189)	(6,520)

Other comprehensive income (loss), net of tax

Unrealized gain (loss) on available-for-sale financial assets		(1,959)	(1,473)	(1,737)	2,036
Foreign currency translation reserve		(853)	-	4,225	-
Total other comprehensive income (loss) for the period		(2,812)	(1,473)	2,488	2,036

Total comprehensive income (loss) for the period		1,205	1,155	(18,701)	(4,484)

Earnings (loss) per share
Basic		0.02	0.01	(0.10)	(0.03)
Diluted		0.02	0.01	(0.10)	(0.03)

Weighted average shares outstanding (thousands)
Basic		221,809	194,855	221,809	194,285
Diluted		221,809	195,178	221,809	194,285

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
		2015	2014	2015	2014

	Note

Operating activities
Net income (loss) for the period		4,017	2,628	(21,189)	(6,520)
Adjustments for:
Depletion and amortization		12,277	13,380	22,611	24,115
Income tax expense (recovery)	7	2,441	1,257	(594)	920
Share-based compensation expense		1,144	478	1,350	2,561
(Gain)/loss on derivatives	5	773	4,161	(11,012)	3,079
Finance expenses (income)		6,081	5,592	11,785	11,117
Unrealized foreign exchange loss (gain)		(3,047)	(7,198)	18,422	1,282
Write-down of marketable securities		-	419	-	419
Other operating activities		(17)	(330)	(21)	(348)
Net change in non-cash working capital	14	11,543	(6,836)	11,130	227
Cash provided by (used for) operating activities		35,212	13,551	32,482	36,852

Investing activities
Purchase of property, plant and equipment	10	(4,223)	(6,448)	(10,093)	(12,092)
Investment in financial assets		(1,413)	-	(1,413)	(8,109)
Proceeds from the sale/settlement of derivatives	5	-	-	17,362	-
Interest received		64	79	242	171
Other investing activities		832	-	234	-
Cash provided by (used for) investing activities		(4,740)	(6,369)	6,332	(20,030)

Financing activities
Repayment of debt		(2,762)	(7,953)	(7,130)	(14,095)
Interest paid		(10,354)	(9,399)	(11,008)	(10,405)
Common shares issued for cash		-	2,094	-	2,574
Cash provided by (used for) financing activities		(13,116)	(15,258)	(18,138)	(21,926)

Effect of exchange rate changes on cash and equivalents		(761)	(1,263)	880	(400)
Increase (decrease) in cash and equivalents		16,595	(9,339)	21,556	(5,504)
Cash and equivalents, beginning of period		58,260	86,700	53,299	82,865
Cash and equivalents, end of period		74,855	77,361	74,855	77,361

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		June 30,	December 31,
		2015	2014
	Note

ASSETS
Current assets
Cash and equivalents		74,855	53,299
Accounts receivable		20,404	12,618
Other financial assets	8	1,618	6,554
Inventories	9	42,857	36,094
Current tax receivable		199	27,153
Prepaids		1,860	913
		141,793	136,631

Other financial assets	8	40,179	41,484
Property, plant and equipment	10	786,383	793,659
Other receivables		15,985	15,985
Goodwill		5,150	4,783
		989,490	992,542

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		39,421	42,541
Current portion of long-term debt	11	49,242	20,157
Interest payable		4,033	3,746
		92,696	66,444

Long-term debt	11	281,412	293,506
Other financial liabilities		632	110
Provision for environmental rehabilitation ("PER")		111,335	110,136
Deferred tax liabilities		99,012	100,071
		585,087	570,267

EQUITY
Share capital	12	417,944	417,944
Contributed surplus		41,719	40,890
Accumulated other comprehensive income (loss) ("AOCI")		9,321	6,833
Retained earnings (deficit)		(64,581)	(43,392)
		404,403	422,275
		989,490	992,542

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

					Retained
		Share	Contributed		earnings
	Note	capital	surplus	AOCI	(deficit)	Total

Balance at January 1, 2014		372,274	38,507	4,943	10,492	426,216
Exercise of options		4,108	(1,534)	-	-	2,574
Share-based compensation			2,609	-	-	2,609
Total comprehensive income (loss) for the period		-	-	2,036	(6,520)	(4,484)
Balance at June 30, 2014		376,382	39,582	6,979	3,972	426,915

Balance at January 1, 2015		417,944	40,890	6,833	(43,392)	422,275
Share-based compensation		-	829	-	-	829
Total comprehensive income (loss) for the period		-	-	2,488	(21,189)	(18,701)
Balance at June 30, 2015		417,944	41,719	9,321	(64,581)	404,403

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the periods ended June 30, 2015 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Audit and Risk Committee of the Board on August 11, 2015.

(b) Changes in accounting policies and disclosures

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions. Based on the Company’s analysis, this clarification did not have an impact on the consolidated financial statements for the current or prior periods presented.

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

3. REVENUE

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Copper concentrate	98,905	94,755	157,568	193,649
Copper cathode	1,099	1,421	969	1,421
Total copper sales	100,004	96,176	158,537	195,070
Molybdenum concentrate	2,212	10,084	4,810	15,174
Silver contained in copper concentrate	1,035	1,047	1,739	2,059
	103,251	107,307	165,086	212,303

4. COST OF SALES

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Direct mining costs	59,595	66,230	115,775	128,951
Treatment and refining costs	10,497	7,287	17,267	14,989
Transportation costs	5,239	4,012	8,856	10,524
Changes in inventories of finished goods and work in process	1,653	3,113	(5,408)	11,735
Production costs	76,984	80,642	136,490	166,199
Depletion and amortization	12,257	13,331	22,565	23,983
Cost of sales	89,241	93,973	159,055	190,182

Cost of sales consists of direct mining costs, which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, depletion and amortization, operating supplies and external services.

5. DERIVATIVE INSTRUMENTS

During the second quarter of 2015, the Company purchased additional copper put option contracts for 30 million pounds of copper divided equally between the second and third quarter of 2015 at a strike price of US$2.50 per pound, at a total cost of $1,413. The fair value of the outstanding options at June 30, 2015 is summarized in the following table:

	Notional amount	Strike price	Term to maturity	Fair value
At June 30, 2015
Commodity contracts
Copper put option contracts	15.0 million lbs	US$2.50	Q3 2015	641

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Subsequent to the quarter end, the Company purchased additional copper put option contracts for 15 million pounds of copper for the fourth quarter of 2015 at a strike price of US$2.40 per pound. The total cost of these put options was $1,813.

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Realized gain (loss) on copper put options	(283)	(1,501)	13,253	(3,163)
Unrealized gain (loss) on copper put options	(490)	(2,660)	(2,241)	84
	(773)	(4,161)	11,012	(3,079)

During the first quarter of 2015, the Company received proceeds of $17,362 on the settlement and sale of copper put option contracts. The Company recognized a realized gain of $13,536 on these settlements, which was netted against the realized loss on the options that settled during the second quarter of 2015.

6. FINANCE EXPENSES

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Interest expense	5,627	6,018	11,332	12,194
Accretion on PER	620	517	1,277	988
	6,247	6,535	12,609	13,182

7. INCOME TAX

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Current expense (recovery)	454	143	454	(91)
Deferred expense (recovery)	1,987	1,114	(1,048)	1,011
	2,441	1,257	(594)	920

8. OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2015	2014
Current:
Copper put option contracts	641	5,577
Marketable securities – available for sale	977	977
	1,618	6,554
Long-term:
Subscription receipts – available for sale	10,333	12,400
Reclamation deposits	29,846	29,084
	40,179	41,484

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

During the three and six month periodended June 30, 2015, the Company recorded an unrealized loss on its available-for-sale subscription receipts of $2,067 (2014-$Nil) in other comprehensive income .

9. INVENTORIES

	June 30,	December 31,
	2015	2014
Work in process	8,453	2,095
Finished goods:
Copper contained in concentrate	6,434	7,328
Copper cathode	258	-
Molybdenum concentrate	-	314
Materials and supplies	27,712	26,357
	42,857	36,094

Inventories are recorded at the lower of cost and net realizable value. During the three months period ended June 30, 2015, the Company has recorded a writedown of $622 (2014: nil) to adjust the carrying value of the molybdenum inventory to its net realizable value.

10. PROPERTY, PLANT & EQUIPMENT

During the three and six month period ended June 30, 2015, the Company capitalized stripping costs of $2,282 and $4,779 and incurred other capital expenditures for Gibraltar of $344 and $879 respectively. In addition, the Company capitalized development costs of $1,786 and $4,004 for the Florence Copper Project along with $250 and $554 for the Aley Niobium Project, during the three and six month period respectively.

The rehabilitation cost asset decreased by $24,368 and $255 for the three and six month period ended June 30, 2015, as a result of changes in estimates during the period including market driven discount rate changes. The Company incurred depletion and amortization in mining operations of $12,257 and $22,565 for the three and six month period ended June 30, 2015.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

11. DEBT

	June 30, 2015		December 31, 2014

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	5,365	5,814	13,603	13,566
Secured equipment loans	7,242	5,766	6,554	6,540
Senior secured loan	36,635	36,635	-	-
	49,242	48,215	20,157	20,106
Long-term:
Senior notes	246,491	177,796	228,343	206,127
Senior secured loan	-	-	32,245	32,245
Capital leases	24,347	26,380	19,723	19,670
Secured equipment loans	10,574	8,420	13,195	13,168
	281,412	212,596	293,506	271,210

As a result of the acquisition of Curis Resources Ltd. (“Curis”) in November, 2014, the Company assumed Curis’s senior secured loan agreement with RK Mine Finance Trust I. The total loan balance, including accrued interest at June 30, 2015 is US$29,332. Interest on the loan is being capitalized quarterly at a rate of 11% per annum. The outstanding principal and accrued interest can be prepaid at any time without penalty, and is otherwise repayable at maturity on May 31, 2016 and is now reported as a current liability.

All debt instruments are classified as a level 2 financial instrument (note 16).

12. EQUITY

(a) Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2015	221,809
Exercise of share options	-
Common shares outstanding at June 30, 2015	221,809

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(b) Share-Based Compensation

(thousands of options)	Options	Average price
Outstanding at January 1, 2015	11,908	3.28
Granted	2,680	0.98
Forfeited	(18)	2.27
Expired	(2,538)	4.34
Outstanding at June 30, 2015	12,032	2.55

During the six month period ended June 30, 2015, the Company granted 2,680,000 share options to employees. These options have a weighted-average exercise price of $0.98 per share option with a term of 3 to 5 years and vest in equal amounts over two years. The weighted-average fair value of the share options issued was estimated at $0.38 per share option using the Black Scholes Option Pricing Model with the following assumptions:

	Three Months Ended	Six Months Ended
	June 30, 2015	June 30, 2015
Weighted Average Forfeiture Rate (%)	-	-
Weighted Average Market Price	0.95	0.95
Weighted Average Volatility (%)	48.73	48.66
Weighted Average Risk Free Interest Rate (%)	0.97	0.96
Weighted Average Dividend Yield (%)	-	-
Weighted Average Expected Life (years)	4.57	4.54

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in the first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

The Company has established a Performance Share Unit (“PSU”) Plan (the “PSU Plan”) whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment at the end of a three-year performance period equal to the number of PSU’s granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies.

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
Outstanding at January 1, 2015	99,371	-
Granted	816,000	461,500
Outstanding at June 30, 2015	915,371	461,500

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

During the second quarter of 2015, the Company issued 816,000 DSUs to directors (2014: 66,079) and 461,500 PSUs to senior executives (2014: Nil). The DSUs were valued at $0.98 (2014: $2.27) per unit based upon the underlying share price at grant date and are recorded at fair value based upon the market price every period end.

A total share based compensation expense of $1,144 and $1,350 has been recognized for the three and six month periods ended June 30, 2015 (2014: $478 and $2,561).

13. COMMITMENTS AND CONTINGENCIES

(a) Commitments

At June 30, 2015, capital commitments totaled $797 on a 100% basis, of which the Company’s share was $766. At June 30, 2015, the Company’s share of operating commitments totaled $7,119.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at June 30, 2015, this debt totaled $39,617 on a 100% basis. The Company has also guaranteed its share of additional capital lease and equipment loans totaling $17,816 on a 75% basis.

14. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Change in non-cash working capital items
Accounts receivable	(2,071)	(10,704)	(7,786)	(23,764)
Inventories	1,816	3,012	(6,763)	11,707
Prepaids	(1,346)	(67)	(947)	1,657
Accounts payable and accrued liabilities	4,742	1,517	(300)	11,529
Interest payable	(48)	(144)	395	(2)
Income tax (paid) received	8,450	(450)	26,531	(900)
	11,543	(6,836)	11,130	227
Non-cash investing and financing activities
Assets acquired under capital lease	-	-	-	11,106
Interest earned on promissory note	-	(699)	-	(1,489)
Interest expense on royalty obligation	-	731	-	1,462
Royalty obligation settled by promissory note	-	-	-	(16,784)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

15. RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended June 30,		six months ended June 30
	2015	2014	2015	2014
Hunter Dickinson Services Inc.:
General and administrative expenses	569	740	1,700	1,340
Exploration and evaluation expenses	22	241	123	467
	591	981	1,823	1,807
Gibraltar joint venture:
Other operating income (management fees)	294	281	575	563
Reimburseable expenses	35	191	64	241
	329	472	639	804

	Balance due from (to) as at
	June 30,
	2015	2014
Hunter Dickinson Services Inc.	(139)	(164)
Gibraltar Joint Venture	907	913

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management and directors of the Company. HDSI invoices the Company for their executive services as well as other services. During the second quarter of 2015, the Company incurred total costs of $591 (Q2 2014: $981) in transactions with HDSI. Of these, $158 (Q2 2014: $551) related to legal, tax, exploration, and business development services, $146 related to reimbursements of office rent costs (Q2 2014: $144), and $287 (Q2 2014: $286) related to compensation paid for Taseko directors and the Chief Executive Officer, who are also directors of HDSI.

For the six month period ended June 30, 2015, the Company incurred total costs of $1,823 (2014: $1,807) in transactions with HDSI. Of these, $525 (2014: $940) related to legal, tax, exploration, and business development services, $293 related to reimbursements of office rent costs (2014: $295), and $1,005 (2014: $572) related to compensation paid for Taseko directors and the Chief Executive Officer, who are also directors of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

16. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
June 30, 2015
Concentrate receivables	-	14,989	-	14,989
Financial assets designated at FVTPL
Copper put option contracts	-	641	-	641
Available-for-sale financial assets
Marketable Securities	977	-	-	977
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	29,846	-	-	29,846
	30,823	15,630	10,333	56,786
December 31, 2014
Concentrate receivables	-	3,867	-	3,867
Financial assets designated at FVTPL
Copper put option contracts	-	5,577	-	5,577
Available-for-sale financial assets
Marketable Securities	977	-	-	977
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	29,084	-	-	29,084
	30,061	9,444	12,400	51,905

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at June 30, 2015.

The fair value of the senior notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.14% to 5.49% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

Some of the Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The subscription receipts, a level 3 instrument, are valued based on a third party transaction in the last twelve months or in the absence of a transaction, market comparison based on the average share value of comparable companies.

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on revenue and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

As at June 30,
2015
Copper increase/decrease by US$0.27/lb (2014: US$0.31/lb) [1,2]	5,827

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate for the quarter ended June 30, 2015 of CAD/USD 1.2490 was used in the analysis.
2At June 30, 2015, 17.2 million pounds of copper in concentrate were exposed to copper price movements.